FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                For the Period 1 July 2003 to 30 September 2003

                          GRANITE MORTGAGES 02-1 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                              4 Royal Mint Court,
                           London EC3N 4HJ, England
                   (Address of principal executive offices)




     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                     GRANITE MORTGAGES 02-1 PLC


                                     By:        /s/ Clive Rakestrow
                                            -----------------------
                                     Name:  L.D.C. Securitisation Director No. 1
                                     Limited by its authorized person Clive
                                     Rakestrow for and on its behalf
                                     Title: Director
Date: 24 October 2003

                                     GRANITE FINANCE FUNDING LIMITED


                                     By:        /s/ Nigel Charles Bradley
                                            -----------------------------
                                     Name:  Nigel Charles Bradley
                                     Title: Director
Date: 24 October 2003

                                     GRANITE FINANCE TRUSTEES LIMITED


                                     By:        /s/ Richard Gough
                                            ---------------------
                                     Name:  Richard Gough
                                     Title: Director
Date: 24 October 2003

INVESTORS' QUARTERLY REPORT
---------------------------
GRANITE MORTGAGES 02-1 PLC
--------------------------
Monthly Report re: Granite Mortgages 02-1 Plc, Granite Finance Trustees Limited and Granite Finance Funding Limited
Period 1 July 2003 - 30 September 2003

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

-------------------------------------------------------------------------------
Mortgage Loans

Number of Mortgage Loans in Pool                                       197,330

Current Balance                                              (GBP)14,473,227,470

Last Months Closing Trust Assets                             (GBP)14,304,690,042

Funding share                                                (GBP)13,377,683,781

Funding Share Percentage                                               92.43%

Seller Share*                                                (GBP)1,095,543,689

Seller Share Percentage                                                 7.57%

Minimum Seller Share (Amount)*                                (GBP)388,335,108

Minimum Seller Share (% of Total)                                       2.68%

Excess Spread last Quarter (% of Total) Annualised                      0.45%
-------------------------------------------------------------------------------
* Please see the Additional Notes to the Investor Reports

Arrears Analysis of Non Repossessed Mortgage Loans



-------------------------------------------------------------------------------------------------------------------------------
                              Number             Principal ((GBP))      Arrears ((GBP))               By Principal (%)
-------------------------------------------------------------------------------------------------------------------------------
< 1 Month                     194,673            14,300,318,123                0                          98.81%

> = 1 < 3 Months               2,137             142,533,727                797,320                        0.98%

> = 3 < 6 Months                417               24,348,897                378,393                        0.17%

> = 6 < 9 Months                79                4,669,840                 104,518                        0.03%

> = 9 < 12 Months               17                1,033,620                 54,331                         0.01%

> = 12 Months                    7                 323,263                  23,013                         0.00%

Total                         197,330            14,473,227,470            1,357,575                      100.00%
-------------------------------------------------------------------------------------------------------------------------------

Properties in Possession


-------------------------------------------------------------------------------------------------------------------
                                 Number                  Principal ((GBP))           Arrears ((GBP))
Total (since inception)            50                     2,545,273                      101,911
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
Properties in Possession                                                                   22

Number Brought Forward                                                                     20

Repossessed (Current Month)                                                                 2

Sold (since inception)                                                                     28

Sold (current month)                                                                        2

Sale Price / Last Loan Valuation                                                          1.07

Average Time from Possession to Sale (days)                                                116

Average Arrears at Sale                                                               (GBP)1,988

Average Principal Loss (Since inception)*                                              (GBP)586

Average Principal Loss (current month)**                                               (GBP)838

MIG Claims Submitted                                                                        7

MIG Claims Outstanding                                                                      3

Average Time from Claim to Payment                                                         56
-------------------------------------------------------------------------------------------------------------------

*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

-------------------------------------------------------------------------------------------------------------------
                                                            Number                    Principal ((GBP))
Substituted this period                                     9,120                     (GBP)749,996,189

Substituted to date (since 26 March 2001)                  281,291                  (GBP)21,158,382,835
-------------------------------------------------------------------------------------------------------------------

CPR Analysis

-------------------------------------------------------------------------------------------------------------------
                                                           Monthly                     Annualised

Current Month CPR Rate                                      3.93%                        38.12%

Previous Month CPR Rate                                     4.45%                        42.03%
-------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                                              23.57

Weighted Average Remaining Term (by value) Years                                          20.02

Average Loan Size                                                                     (GBP)73,345

Weighted Average LTV (by value)                                                          74.75%

Weighted Average Indexed LTV (by value)                                                  61.33%
-------------------------------------------------------------------------------------------------------------------

Product Breakdown

-------------------------------------------------------------------------------------------------------------------
Fixed Rate (by balance)                                                                  50.13%

Together (by balance)                                                                    27.07%

Capped (by balance)                                                                       2.49%

Variable (by balance)                                                                    19.52%

Tracker (by balance)                                                                      0.79%

Total                                                                                    100.0%
-------------------------------------------------------------------------------------------------------------------

Geographic Analysis

--------------------------------------------------------------------------------------------------------------------
                           Number              % of Total               Value ((GBP))               % of Total
East Anglia                 4,551                2.31%                 329,991,866                      2.28%

East Midlands              16,127                8.17%                1,036,290,247                     7.16%

Greater London             24,398                12.36%               2,835,324,851                    19.59%

North                      28,160                14.27%               1,402,465,432                     9.69%

North West                 29,759                15.08%               1,742,588,627                    12.04%

South East                 31,294                15.86%               3,059,661,427                    21.14%

South West                 14,209                7.20%                1,130,366,875                     7.81%

Wales                       9,604                4.87%                 549,986,444                      3.80%

West Midlands              14,927                7.56%                1,010,238,257                     6.98%

Yorkshire                  24,301                12.31%               1,376,413,442                     9.51%

Total                      197,330                100%               14,473,327,470                     100%
--------------------------------------------------------------------------------------------------------------------

LTV Levels Breakdown

--------------------------------------------------------------------------------------------------------------------
                                                 Number                 Value ((GBP))                % of Total

0% < 25%                                         5,996                 235,915,238                      1.63%

> = 25% < 50%                                    23,154               1,583,382,025                    10.94%

> = 50% < 60%                                    15,137               1,238,916,831                     8.56%

> = 60% < 65%                                    8,778                 758,402,359                      5.24%

> = 65% < 70%                                    10,269                903,135,634                      6.24%

> = 70% < 75%                                    16,718               1,359,045,449                     9.39%

> = 75% < 80%                                    13,957               1,293,915,476                     8.94%

> = 80% < 85%                                    14,810               1,201,286,180                     8.30%

> = 85% < 90%                                    33,184               2,252,049,754                    15.56%

> = 90% < 95%                                    40,731               2,783,220,872                    19.23%

> = 95% < 100%                                   14,454                856,820,986                      5.92%

> = 100%                                          142                   7,236,664                       0.05%

Total                                           197,330              14,473,327,470                    100.0%
--------------------------------------------------------------------------------------------------------------------

Repayment Method

--------------------------------------------------------------------------------------------------------------------
                                                 Number                 Value ((GBP))               % of Total

Endowment                                        34,126               2,383,757,034                    16.47%

Interest Only                                    14,290               1,596,408,020                    11.03%

Pension Policy                                    697                  66,577,306                       0.46%

Personal Equity Plan                             1,484                 102,760,625                      0.71%

Repayment                                       146,733              10,323,824,484                    71.33%

Total                                           197,330              14,473,327,470                    100.00%
--------------------------------------------------------------------------------------------------------------------

Employment Status

--------------------------------------------------------------------------------------------------------------------
                                                 Number                 Value ((GBP))                % of Total

Full Time                                       176,735              12,557,058,913                    86.76%

Part Time                                        2,461                 134,601,945                      0.93%

Retired                                           480                  15,920,660                       0.11%

Self Employed                                    15,733               1,678,905,987                    11.60%

Other                                            1,921                 86,839,965                       0.60%

Total                                           197,330              14,473,327,470                    100.00%
--------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                                        5.49%

Effective Date of Change                                              1 August 2003
-----------------------------------------------------------------------------------------------

Notes         Granite Mortgages 02-1 plc

--------------------------------------------------------------------------------------------------------------------------
                         Outstanding               Rating                Reference Rate                Margin
                                               Moodys/S&P/Fitch
Series 1

A1                       $75,200,000               Aaa/AAA/AAA                1.21%                     0.10%

A2                    $1,274,400,000               Aaa/AAA/AAA                1.27%                     0.16%

B                        $69,700,000                Aa3/AA/AA                 1.44%                     0.33%

C                        $96,500,000               Baa2/BBB/BBB               2.41%                     1.30%

Series 2

A                   (GBP)460,000,000               Aaa/AAA/AAA                3.61%                     0.20%

B                    (GBP)16,200,000                Aa3/AA/AA                 3.76%                     0.35%

C                    (GBP)22,500,000               Baa2/BBB/BBB               4.71%                     1.30%

D                    (GBP)13,000,000               Ba2/BB+/BB+                8.15%                     4.50%

Series 3

A                  (euro)600,000,000               Aaa/AAA/AAA                5.15%                Fixed to 04/07

B                   (euro)21,100,000                Aa3/AA/AA                 2.43%                     0.30%

C                   (euro)29,300,000               Baa2/BBB/BBB               3.43%                     1.30%
--------------------------------------------------------------------------------------------------------------------------

Credit Enhancement

--------------------------------------------------------------------------------------------------------------------------
                                                                                                % of Notes Outstanding

Class B Notes ((GBP)Equivalent)                                            (GBP)78,633,262              3.95%

Class C Notes ((GBP)Equivalent)                                           (GBP)108,993,167              5.48%


Class D Notes                                                              (GBP)14,000,000              0.70%
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
                                                                                                 % of Funding Share

Class B Notes ((GBP)Equivalent)                                           (GBP)78,633,262                0.59%

Class C Notes ((GBP)Equivalent)                                           (GBP)108,993,167               0.81%

Class D Notes                                                              (GBP)14,000,000               0.10%
--------------------------------------------------------------------------------------------------------------------------

Granite Mortgages 02-1 Reserve Fund Requirement                            (GBP)34,372,240               0.26%

Balance Brought Forward                                                    (GBP)34,372,240               0.26%

Drawings last Quarter                                                          (GBP)0                    0.00%

Excess Spread last Quarter                                                 (GBP)2,532,737                0.02%

Funding Reserve Fund Top-up this Period*                                   -(GBP)2,532,737              -0.02%

Current Balance                                                            (GBP)34,372,240               0.26%
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
Funding Reserve Balance                                                    (GBP)23,315,837                0.17%

Funding Reserve %                                                                 0.6%                     NA
--------------------------------------------------------------------------------------------------------------------------

*Top-ups only occur at the end of each quarter.

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom